Exhibit 99.1
The Westaim Corporation
Annual Information Form
For the Year Ended December 31, 2005
MARCH 27, 2006

THE WESTAIM CORPORATION
ANNUAL INFORMATION FORM
For the Year Ended December 31, 2005
March 27, 2006

CORPORATE STRUCTURE
The Westaim Corporation (“Westaim” or the “Company”) was incorporated under the Business Corporations Act (Alberta) by Articles of Incorporation dated May 7, 1996 (the “Articles”), as a wholly owned subsidiary of Viridian Inc. (“Viridian” means Viridian Inc. and its predecessors). The Articles were amended effective June 26, 1996 to remove private company restrictions on the transfer of securities, to create preferred share classes designated as Class A Preferred Shares and Class B Preferred Shares and to increase the maximum number of directors to 15. The shareholders of Westaim approved a further amendment to the Articles on May 24, 2000 to permit meetings of shareholders to be held in certain specified cities outside of Alberta, or in any other city in Canada or the United States.
On June 26, 1996, the Company, through a reorganization, issued 75,000,000 common shares to Viridian in exchange for cash and the assets of its specialty materials businesses and related research and development activities. The transaction was effective June 1, 1996 and was accounted for as a reorganization, with the carrying value of the assets and liabilities transferred to the Company at Viridian’s carrying value reflected on the Company’s balance sheet as at June 1, 1996. On July 8, 1996 and September 16, 1996, Viridian distributed to holders of its common shares, as dividends-in-kind, an aggregate total of 70,923,248 common shares of Westaim. Viridian subsequently disposed of the remainder of its Westaim shares through market sales.
Westaim’s principal and registered head office is located at 1010, 144-4th Avenue S.W., Calgary, Alberta, T2P 3N4.
The following are the material subsidiaries of the Company, including jurisdiction of incorporation or continuance, and percentage share ownership of voting shares of each subsidiary held by the Company:

GENERAL DEVELOPMENT OF THE BUSINESS
The following summarizes significant events that have influenced the general development of the business in the past three financial years. As noted in the chart above, the Company holds its interest in its two emerging technologies through common shares in incorporated subsidiaries.
In January 2003, the Company’s Board of Directors (the “Board”) retained investment bankers to undertake a review of the operations of the Company and to advise on strategic alternatives. A special committee of the Board was established and led the review process. This comprehensive review reaffirmed the Board’s commitment to iFire Technology Corp. (“iFire”) and Nucryst Pharmaceuticals Corp. (“Nucryst”) and sharpened the Company’s strategies to realize the potential value of these businesses.
On January 29, 2004, the Company sold its Ambeon business segment (“Ambeon”) for $33.4 million. The completion of the sale to a strategic buyer represented an opportunity to enhance the Company’s value and focus resources on iFire and Nucryst. See “Discontinued Operations”.
In August 2004, the Company completed a public offering of equity securities for net proceeds of $47.8 million. A total of 14,705,883 common shares of the Company were issued. The proceeds were primarily used to finance iFire’s flat panel display pilot production facility in Toronto, Ontario.
In September 2004, Nucryst announced the results of its initial Phase 2 efficacy and safety study of NPI 32101 topical cream in adult patients with mild to moderate atopic dermatitis. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 topical cream in improving the signs and symptoms of atopic dermatitis. Efficacy of NPI 32101 topical cream was assessed and found to be statistically significant in two of three commonly used statistical methods. Patients in the study tolerated NPI 32101 well, with no serious side effects.
In June 2005, Nucryst completed a $7.0 million expansion of its production facility in Fort Saskatchewan, Alberta which increased Acticoat™ wound care product manufacturing capacity. In the third quarter of 2005, Nucryst initiated a further $7.0 million expansion which is expected to be commissioned in early 2007.
In the third quarter of 2005, Nucryst completed a pharmacokinetic study in adults and a pediatric tolerance study which provided the Company with further data indicating that its NPI 32101 topical cream is likely to be safe and well tolerated in both populations. Based on the findings of these studies and the first Phase 2 study completed in 2004, the Company commenced a second Phase 2 human clinical trial of NPI 32101 topical cream in the fourth quarter of 2005.
In December 2005, iFire completed construction and began operation of a $46 million pilot production facility in Toronto. This facility is intended to validate iFire’s flat panel display low-cost potential by enabling the production of engineering samples in a simulated commercial manufacturing environment.
In December 2005, Nucryst completed its initial public offering of common shares. The offering of 4.5 million shares issued at US $10 per share generated net proceeds to Nucryst of US $39.1 million from which US $6.9 million of Nucryst’s term loan to the Company was repaid. The remaining balance of the term loan, amounting to US $39.6 million, was converted to common shares of Nucryst on January 27, 2006. As a result of these transactions, the Company now owns 75.3% of Nucryst.

DESCRIPTION OF THE BUSINESS
Westaim develops technologies in the flat panel display, wound care products and pharmaceutical sectors of the economy. These proprietary technologies were developed out of the Company’s significant research resources and advanced materials expertise.
Westaim’s strategy is to develop the independent technical, operating and marketing and sales capabilities of each technology investment through the early years of product introduction and commercialization with the objective of taking the companies which own these technologies public through initial public offerings. Management recognizes that to create shareholder value, it may also be in Westaim’s best interest to pursue commercialization through joint venture arrangements, strategic acquisitions, alliances, licensing or selling its technology. In 2005, Nucryst completed an initial public offering of its commons shares. Nucryst shares now trade on the Nasdaq National Market and the Toronto Stock Exchange.
IFIRE TECHNOLOGY CORP.
Overview
iFire Technology Corp. (“iFire”) has developed a proprietary flat panel display with solid state, thick dielectric electroluminescent (“TDEL”) technology. iFire is commercializing its proprietary technology primarily for the large-screen consumer television market. iSuppli, an independent research firm that follows the flat panel display industry, predicts that the worldwide market opportunity for 30 to 39-inch televisions will exceed US $26 billion in 2006.
The Company believes that in high-volume production of mid 30-inch screens, iFire™ displays will have a 30% to 40% cost advantage over other flat panel technologies due to TDEL’s simpler structure, less complex manufacturing methods and fewer processing steps compared with liquid crystal displays (“LCD”) and plasma display panels (“PDP”). Unlike other flat panel technologies, the iFire™ displays do not contain gases (as with PDP), liquids (as with LCD) or a vacuum (as with the cathode ray tube), making them inherently rugged and less susceptible to shock, vibration and breakage. TDEL technology’s solid state structure and thick-film manufacturing process also make an iFire™ display less sensitive to cleanroom contamination than either PDP and LCD, which the Company believes will result in lower capital investment, higher manufacturing yield and reduced production costs. In addition, iFire™ technology in large scale commercially produced displays is expected to feature a thin and light form factor, full colour, rapid video response, unrestricted viewing angles and a wide operating temperature range. The technology is scalable from 5-inches to 50-inches.
iFire’s primary strategy is to become a significant supplier of high definition modules for large-screen flat panel televisions. iFire intends to initially target the mid-30-inch screen size market due to lower competitor presence. PDP technology is better suited for televisions greater than 42-inches because this size PDP does not currently support the full horizontal resolution of HDTV. LCD technology is now selling televisions in sizes above 40-inches, but industry analyst forecasts indicate that the majority of the LCD volume will be concentrated in the 32-inch and smaller sizes. Organic light emitting diode (“OLED”) technology is currently only used for small graphics applications with screen sizes less than 10-inches, and is not expected to be used for large size television applications in the foreseeable future. A new technology called Surface-conduction Electron-emission Display (“SED”) which has recently been demonstrated in 36-inch sizes, but which is not yet being commercially produced, is being positioned for launch in the 55-inch size, and will occupy the very high end of the market. iFire intends to establish partnerships with commercial manufacturing companies to jointly manufacture iFire flat panel modules for consumer television sets. iFire believes that its technology can achieve significant market penetration in the flat panel television market segment and achieve a competitive retail price advantage compared with PDP and LCD.
In 2003, iFire commissioned an independent study by Industrial Design and Construction (“IDC”), the industrial design group of CH2M Hill Companies Ltd., to compare its planned manufacturing processes against both LCD and PDP. IDC is a leading industrial design firm for the design of electronics and flat panel display manufacturing facilities. The study compared all three technologies in a Generation 6 manufacturing facility – one of the most advanced types of flat panel production facilities in operation today, and the type of facility that is most economical, and therefore typically used, for mid-30-inch sized displays. IDC’s detailed report confirmed that in a mature Generation 6 manufacturing environment, iFire should have a significant advantage in both capital and module costs over both LCD and PDP. The report also determined that this advantage is primarily due to the iFire™ display’s simpler structure and manufacturing process and will therefore be sustainable as cost-reducing advancements are made in many of the processes common to all flat panel technologies.
iFire completed, on time and on budget, its $46 million pilot production plant at its Toronto facility in December 2005. The expansion included an addition of approximately 8,500 square-feet of cleanroom, which was necessary to accommodate the addition of the larger production-style tools. This project was partially funded through the $11.0 million DNP loan agreement discussed below. The pilot facility will serve as iFire’s research and development headquarters. Pilot production is a necessary first step for new consumer technologies. For iFire, pilot production is intended to validate the display’s low cost potential in a manufacturing environment and to produce 34-inch engineering panels for evaluation by potential customers and partners. Early prototypes are being inspected by potential commercial manufacturing partner candidates.
Partnership Agreements
iFire has entered into a number of strategic relationships to further progress its TDEL technology.
In 2002, iFire entered into a non-exclusive technology collaboration agreement with Sanyo Electric Company, Ltd. (“Sanyo”) of Japan. The agreement focuses on the advancement of iFire’s TDEL technology for large-screen flat panel televisions through a series of joint development projects. iFire retains exclusive use of any new joint developments in the inorganic electroluminescent display sector while Sanyo has exclusive rights to use any joint developments in the OLED field. Multiple projects have been identified and initiated in the categories of video electronics, manufacturing technologies for defect reduction and phosphor process development. To the end of 2005, Sanyo has provided $3.8 million of research and development funding to iFire towards the completion of the specified projects.
In 2003, iFire entered into a non-exclusive joint development agreement with Dai Nippon Printing Co., Ltd. (“DNP”) of Japan for commercial production of mid-30-inch screen size flat panel television modules. To support the partnership with DNP, iFire and Sanyo expanded their technology collaboration agreement to transfer technological and electronics advancements on 17-inch prototypes to the larger, mid-30-inch displays. Under the terms of the agreement, DNP is utilizing its flat panel production line in Kashiwa, Japan for developing front-end manufacturing processes for iFire’s TDEL technology, including the substrate preparation and the fabrication of the row electrodes and thick-film dielectric layer. DNP regularly delivers partially completed substrates to iFire for further manufacturing. To complete the panel, back-end processes such as the deposition of phosphors, column electrodes and colour correction layers, as well as electronics assembly, are being performed by iFire at its pilot manufacturing facility in Toronto, Canada.
In 2004, iFire entered into a Japanese Yen 1.08 billion (approximately $10.7 million) loan agreement with DNP to partially fund the construction of a pilot production facility in Toronto. As at December 31, 2005, Yen 1.03 billion (approximately $10.2 million) has been drawn on this loan facility and is repayable on June 30, 2006. iFire anticipates this financing relationship will be extended and rolled into an expanded commercial agreement as the technology moves through pilot phase and into commercial production.
In 2001, iFire entered into an agreement with Technology Partnerships Canada (“TPC”), a technology investment fund established by the Government of Canada under which TPC contributed $30 million over three years towards eligible research and development costs and related capital expenditures incurred by iFire. As consideration for this funding, TPC will receive a royalty of 1.065% on future sales of iFire products and received warrants to purchase common shares of iFire, representing approximately 0.5% of the current outstanding common shares of iFire, for an aggregate purchase price of $6.3 million. The warrants expire on December 31, 2009.

Technology Development Progress
iFire has made significant progress in enhancing its flat panel technology.
In 2005, iFire continued development of volume manufacturing processes and to increase the optical performance of the displays using laboratory deposition processes. Luminance in excess of 350 cd/m2 has been produced on 34-inch graphic panels, which is above the luminance required for use in a commercial product. Lifetime of the phosphor material developed on laboratory equipment has been demonstrated at more than 20,000 hours which is considered to be the minimum product requirement. In addition, 34-inch panels have been made with no line defects, with contrast in excess of 500:1, and with a colour gamut exceeding the European Broadcast Union (EBU) standard, all of which are requirements for commercial products.
STRUCTURE OF IFIRE’S DISPLAY PANEL
TOP GLASS AND ELECTRONICS ATTACHMENT
COLOR BY BLUE™ LAYER
The colour correction layer tunes colour to match TV colour requirements and increase the overall display contrast. It is a simple coating of materials patterned into red, green and blue stripes. The red and green stripes are made of the newly developed Color-By-Blue™ colour conversion materials, which absorb blue light emitted from the blue phosphor and re-emit red or green light.
PATTERNED ITO COLUMN ELECTRODES
The ITO (Indium Tin Oxide) electrodes are used to transmit the red, green and blue control voltages to the individual pixels of the display. They are aligned with the colour correction layer stripes above, and form display pixels at each intersection with the lower electrodes.
BLUE PHOSPHOR
The phosphor material is the part of the iFire™ Display that actually creates light. When electrical energy is applied to the phosphor, electrons inside the phosphor material become energized, and that energy is transformed into visible light. iFire utilizes a phosphor system called Color-By-Blue™, which allows a single high performance blue material to provide the light energy for all the RGB colours of a full-colour display. This Color-By-Blue™ process requires no alignment or patterning of the phosphor, making manufacturing very simple.
PRINTED THICK FILM DIELECTRIC
Created by screen printing, the thick dielectric is a simple sheet of material that electrically insulates the top electrodes from the bottom electrodes. The unique electrical properties of this layer give the iFire device higher efficiency at lower operating voltages than traditional Thin Film inorganic EL (“TFEL”) devices. This layer makes the iFire device very resistant to particle defects which is typical of other flat panel display technologies. Usually, particles less than 1 micron in size will create defects in other technologies, but iFire’s thick dielectric layer, at about 10 microns in thickness, is immune to the effects of such tiny particles. This means that the display can be manufactured with much higher yield and, in turn, lower cost.
PRINTED METAL ROW ELECTRODES
The row electrodes, together with the ITO electrode (above), form the matrix that is used to apply the electrical signals that control the image on the display. Made of a metal alloy, the row electrodes are created by a process called screen printing, a very simple and low cost manufacturing technique which is well suited to volume production.
GLASS SUBSTRATE
Standard inexpensive display float glass, identical to the material used in the PDP industry.
Inorganic EL technologies have traditionally used a type of process called electron-beam evaporation for creating phosphor layers and until 2004 iFire also used this process. iFire believed that, for volume production, it would be advantageous to change the method of manufacturing the phosphor layer to a different type of process called sputtering. The sputtering process is widely used in various industrial applications for high volume thin film coatings on large substrates. Accordingly, iFire developed a sputtering process for its proprietary blue phosphor and, at the end of 2004, was successful in producing 17-inch prototypes with this technique. In 2005, iFire furthered its sputtering development on 34-inch panels produced both in the laboratory and in the pilot manufacturing facility. iFire has demonstrated that displays with sputtered phosphor have exceeded the optical performance levels achieved by electron-beam phosphor.
While there are numerous current and emerging flat panel technologies, the Company knows of no other competitor that has produced a full-colour, thick-film surface luminescent technology based on solid state electroluminescence. Westaim believes that the iFire™ display will have superior characteristics at a lower cost than competing technologies in its targeted market segment.
iFire Additional Information
iFire leases from an affiliate and operates a 39,500 square-foot research and trial manufacturing facility in Toronto, Ontario. iFire also leases an adjacent 49,700 square-foot building which is primarily used for research, office and warehouse purposes. iFire employed 159 people as at December 31, 2005.
With respect to intellectual property, iFire holds 21 patents related to TDEL technology in the United States, has 33 pending patent applications in the United States for advancements and improvements to the technology, and has numerous corresponding issued patents and patent applications in various other countries. In addition, Westaim owns 205 patents and patent applications representing 78 different patent families acquired from TDK Corporation. Where appropriate, iFire also maintains certain proprietary technology as trade secrets.
NUCRYST PHARMACEUTICALS CORP.
Overview
Nucryst develops, manufactures and commercializes innovative medical products that fight infection and inflammation. Nucryst’s patented technology enables it to convert silver’s microcrystalline structure into an atomically disordered nanocrystalline structure that enhances silver’s natural antimicrobial properties by providing for the sustained release of an increased quantity of positively-charged particles called ions. Nucryst produces its nanocrystalline silver as a coating for wound dressing products under the trademark SILCRYST™ and believes that currently marketed wound care products with its SILCRYST™ coatings combat infection longer than other silver-based wound care products and with a broader spectrum of antimicrobial activity than many topically applied antibiotics. In addition, Nucryst’s nanocrystalline silver structures have exhibited potent anti-inflammatory properties in preclinical studies. Nucryst also produces nanocrystalline silver as a powder for use as an active pharmaceutical ingredient, or API, which it refers to as NPI 32101. Nucryst is currently engaged in Phase 2 clinical trials of NPI 32101, which may be useful for treating a wide range of infectious and inflammatory diseases.
Advanced wound care products with SILCRYST™ coatings have received clearance by the United States Food and Drug Administration, or FDA, and approval of other regulators in over 30 countries and are sold under a license and development agreement by Smith & Nephew plc (“Smith & Nephew”), a global medical device company, under its Acticoat™ trademark. Acticoat™ products are used for a wide variety of wound types by hospitals, clinics, burn centres, doctors’ offices, home healthcare agencies and nursing homes. Acticoat™ products compete in the advanced wound care products market which, according to Frost & Sullivan, a market research firm, was an approximately US $1.5 billion global market in 2004 and is projected to grow to approximately US $3.1 billion by 2011. Operating income from Nucryst’s wound care products funds a large portion of Nucryst’s pharmaceutical development costs.
Nucryst is developing pharmaceutical products to extend its nanocrystalline silver technology to the treatment of dermatological and gastrointestinal conditions. Its lead pharmaceutical product candidate is a topical cream containing NPI 32101 for the treatment of atopic dermatitis. Nucryst is also conducting preclinical research for the use of NPI 32101 for the treatment of gastrointestinal conditions and believes its nanocrystalline silver technology may be used to create a variety of additional pharmaceutical products that can treat medical conditions characterized by both infection and inflammation. Nucryst’s technology may be used to convert the microcrystalline structure of other noble metals, such as gold and platinum, into an atomically disordered nanocrystalline structure. Nucryst intends over time to extend its research into the use of its technology platform to enhance the recognized therapeutic effects of gold and platinum.

Nanocrystalline Technology Platform
Silver, platinum and gold, which are elements of the noble metals group, have long been known to have medicinal properties. Nucryst selected silver as the first noble metal for the application of its proprietary nanotechnology based on silver’s well-known antimicrobial properties. By converting silver’s normal microcrystalline structure into an atomically disordered nanocrystalline structure, Nucryst believes that silver’s release and efficacy characteristics are enhanced thereby making it a more effective antimicrobial agent. SILCRYST™ coatings exhibit rapid antimicrobial activity, killing many organisms within 30 minutes of application. These organisms include gram positive and gram negative bacteria, including some antibiotic resistant strains, as well as fungi and yeast. Nucryst has designed SILCRYST™ coatings to provide sustained antimicrobial activity for up to seven days. Unlike antibiotics, silver has been shown to simultaneously attack several targets in the bacterial cell and therefore it is thought to be less likely that bacteria would become resistant to all of these killing mechanisms. This can be particularly important in hospitals, nursing homes and other healthcare institutions where patients are at risk of developing infections. As a result, Nucryst believes that its nanocrystalline silver fulfills a large unmet need for effective, locally administered antimicrobial products that are not as susceptible to bacterial resistance.
Nucryst has also demonstrated in non-clinical studies that its nanocrystalline silver exhibits anti-inflammatory properties in three ways. It suppresses two naturally occurring inflammatory agents, specifically IL-12b and TNFá, and reduces the level of a naturally occurring enzyme called MMP-9. While helpful at the correct levels, excessive amounts of these substances are associated with inflammation. In addition, Nucryst’s nanocrystalline silver increases the natural cell death of certain inflammatory cells, specifically polymorphonuclear leukocytes, or PMNs. Nucryst believes these mechanisms of action are an important reason for the potent anti-inflammatory properties of its nanocrystalline silver not shared by microcrystalline silver.
Nucryst’s manufacturing technology is based on a physical vapor deposition, or PVD, process called magnetron sputtering. The process begins by bombarding silver with positive ions to liberate, or sputter, nanosized silver-containing particles. These nanosized silver-containing particles are then re-condensed to form new atomically disordered nanocrystalline structures on various inert materials, called substrates. For example, Nucryst uses high-density polyethylene, or HDPE, as the substrate for some of its non-adherent wound care dressings. Nucryst has also developed a method to produce its nanocrystalline silver in powder form for use as an API which can be delivered in various pharmaceutical formulations, such as creams, gels, liquids, tablets, capsules, suppositories and aerosols, for treating a variety of infectious or inflammatory conditions.
Wound Care Products
As part of Westaim’s strategy to enter into partnerships and licensing agreements to accelerate the market penetration of its products, in 2001 Nucryst entered into a global partnership with Smith & Nephew. Under a series of agreements, Smith & Nephew acquired Nucryst’s North American burn dressing business and entered into an exclusive global licensing agreement for the sale and marketing of Acticoat™ wound care products developed by Nucryst. Nucryst receives reimbursement of manufacturing costs and royalties based on Smith & Nephew’s sales of these products, as well as up to US $56.5 million in milestone payments over the life of the agreement for the achievement of certain regulatory and sales accomplishments. To the end of 2005, Nucryst has earned US $19.0 million of these milestone payments.
Nucryst owns all of the patents and intellectual property for SILCRYST™ nanocrystalline silver coatings and continues to manufacture all Acticoat™ products with SILCRYSTTM nanocrystals for Smith & Nephew at its Fort Saskatchewan, Alberta plant under a long-term manufacturing agreement. Under a collaborative agreement, the two companies are working together to develop new wound care products and obtain additional regulatory approvals.
Smith & Nephew is now selling Acticoat™ burn and chronic wound products in 30 countries around the world. Chronic wounds include: diabetic foot ulcers, a serious condition which according to a 2005 Frost & Sullivan report affected approximately 1.3 million individuals in 2004 in the United States alone and that in 2001 and 2002, according to the American Diabetes Association, resulted in approximately 82,000 lower limb amputations; venous stasis ulcers, a condition caused by venous insufficiency which was reported in 2003 by the Cleveland Clinic, a leading healthcare institution, to affect 500,000 individuals in the United States; and pressure ulcers, which commonly affect elderly, bed-ridden or chair-bound patients, of which Frost & Sullivan reported in 2002 there are approximately 2.2 million cases per year. Currently, there is no dominant treatment in the chronic wound dressing market.
In addition to the antimicrobial and anti-inflammatory effects of Acticoat™, Smith & Nephew is promoting the use of Acticoat™ products with SILCRYST™ coatings to help reduce the risk of methicillin-resistant Staphylococcus aureus, or MRSA, transmission. MRSA is one of the many antibiotic-resistant bacteria sometimes called “super bugs”. Nucryst’s SILCRYST™ products have proven efficacy in controlling MRSA in the laboratory and clinically. An independent study sponsored by Smith & Nephew and published in the July 2005 issue of the Journal of Hospital Infection concluded that of all clinically observed wounds treated with Acticoat™ dressings in the study, 67% showed a decrease in the MRSA load and 11% showed a complete eradication of MRSA load. The study consisted of using Acticoat™ dressings as a cover for ten MRSA colonized wounds in a total of seven patients over the course of three days. Based on these findings, the authors of this study stated its belief that nanocrystalline silver dressings may become an important part of local MRSA management, with potential cost benefits to both patients and the healthcare system. In addition, the authors noted the possibility that nanocrystalline silver dressings may enhance effective antibiotic treatment and reduce therapeutic regimens in diabetics or other patients with conditions that often cause systemic antibiotics to fail to reach infected wounds.
Health care professionals select different types of dressings for different types of wounds. Some wounds are dry while others have excess fluid, or exudates. As a result, an effective portfolio of products must address various wound types. As described below, Smith & Nephew’s Acticoat™ product family with Nucryst’s SILCRYST™ coatings is designed to treat a wide variety of serious wounds.
Acticoat™ and Acticoat™ Burn Dressings are used extensively in the in-patient burn segment of the wound dressing market and provide antimicrobial activity for up to three days. It consists of a rayon/polyester non-woven core between two layers of high-density polyethylene mesh with SILCRYST™ coatings.
Acticoat™ 7 Dressings are used primarily in the chronic wound market and provide consistent seven-day sustained antimicrobial activity for patients with venous stasis ulcers, diabetic foot ulcers, pressure ulcers and other persistent wounds. Acticoat™ 7 consists of two rayon/polyester non-woven inner cores laminated between three layers of HDPE mesh with SILCRYST™ coatings.
Acticoat™ Absorbent Dressings are used in the chronic wound market for wounds with moderate to heavy exudates and provide antimicrobial activity for up to three days. Acticoat™ Absorbent is highly absorbent and consists of a calcium alginate fabric coated with SILCRYST™ nanocrystals.
Acticoat™ Moisture Control Dressings are used in the chronic wound market for wounds with light to moderate exudates and provide antimicrobial activity for up to seven days. Acticoat™ Moisture Control Dressing consists of an absorbent foam sandwiched between an outer film and a non-adherent wound contact layer with SILCRYST™ coatings and was developed in collaboration with Smith & Nephew.
Nucryst is working with Smith & Nephew to develop new Acticoat™ wound care products in the form of line extensions and innovative new dressing designs using SILCRYST™ coatings. Nucryst believes that new products will support Smith & Nephew’s efforts to continue to grow Acticoat™ sales by offering dressings designed for specific wound types. Nucryst’s intent is to continually improve its nanocrystalline coatings so that Acticoat™ products reflect the latest developments in silver delivery technology. Since the introduction of the Acticoat™ dressings in 1998, the product line has grown from one to four dressing designs with multiple sizes within each dressing design.
Other Medical Device Products
Nucryst is working to apply its SILCRYST™ coatings to a wide array of medical devices and implants, such as orthopedic implants, pacemakers and meshes. Although these types of medical devices and implants are implanted into patients under sterile conditions, infections can occur after implantation. If an infection occurs, the patient must undergo additional treatments and possibly additional surgical procedures if the infection has caused an implant failure. Nucryst believes that these medical devices and implants would benefit from SILCRYST™ coatings designed to prevent and combat infection. Nucryst is currently focused on applying its SILCRYST™ coatings to various cardiovascular devices and orthopedic implants, and is testing its SILCRYST™ coatings on materials used to make these devices and implants such as titanium, stainless steel, cobalt chrome, silicone and various other polymer materials.
Pharmaceutical Products
Overview
Nucryst is developing pharmaceutical products to treat dermatological and gastrointestinal conditions and is currently conducting a Phase 2 clinical trial on its topical cream with NPI 32101 for the relief of symptoms of atopic dermatitis. Atopic dermatitis is a chronic form of eczema that currently has no cure and no effective treatment without potential adverse side effects. More than 15 million people in the United States suffer from symptoms of atopic dermatitis, according to information published by the National Institute of Arthritis and Musculoskeletal and Skin Disease, last revised in 2003. The current first line prescription standard of care for atopic dermatitis is administration of topical steroids. Topical steroids act rapidly in most patients, but carry the risk of producing adverse side effects such as atrophy (thinning of the skin), telangiectasia (visible “spider-like” blood vessels) and striation (striping) of the skin. In addition, topical steroids are vulnerable to tachyphylaxis (loss of efficacy over time) and run the risk of systemic absorption, which can lead to rare but potentially life-threatening consequences. The second line prescription treatment is topical immunomodulators, or TIMs. Prescription TIMs in the United States generated 2004 sales of approximately US $463 million, according to IMS Health, a leading provider of prescription drug statistics. However, TIMs are topical forms of potent immunosuppressants that inhibit the immune system. The adverse events associated with the use of TIMs can include a burning sensation upon application, an increased risk of cancer and superficial skin infections, such as shingles (herpes zoster virus infection) or eczema herpeticum (skin lesions caused by herpes simplex virus).
Nucryst believes that a cream containing NPI 32101 may be well received by physicians and patients because the results of its preclinical and clinical trials show that it addresses both inflammation and infection without presenting the potential rare drug-related serious adverse side effects associated with steroids and TIMs. Furthermore, Nucryst’s cream does not appear to damage the skin and has the added potential benefit of combating secondary infections that are commonly developed by patients suffering from atopic dermatitis.
Two other common skin conditions that may benefit from NPI 32101 are acne and psoriasis. According to IMS Health, in 2004, prescription product sales of acne treatments totaled approximately US $1.5 billion in the United States, including approximately US $810 million of topical products and approximately US $756 million of oral products. Also according to IMS Health, in 2004, prescription product sales of psoriasis treatments totaled approximately US $891 million in the United States, including approximately US $506 million of injectable biologics, approximately US $283 million of topical products and approximately US $98 million of oral products.
The gastrointestinal market is composed of the many diseases causing heartburn, acid indigestion and bowel disorders. Nucryst has begun exploring the use of its nanocrystalline technology to treat two common inflammatory bowel diseases, or IBDs, ulcerative colitis and Crohn’s disease. Ulcerative colitis and Crohn’s disease are typically treated with anti-inflammatories, immunomodulators, corticosteroids, antibiotics or other treatments. According to IMS Health, prescription drug sales for the treatment of IBD were approximately US $1.1 billion in 2004.
Clinical Development Program
Since 2003, Nucryst has been engaged in a series of human clinical studies with its cream formulations of NPI 32101 for the treatment of atopic dermatitis pursuant to an Investigational New Drug, or IND, application that it filed with the FDA. These studies have consisted of a Phase 2 safety and efficacy study and several Phase 1 and Phase 2 safety studies. Nucryst’s Phase 2 randomized, placebo-controlled safety and efficacy study has provided important guidance for the dosage strength, protocol and study design for its future clinical trials, including a second safety and efficacy Phase 2 clinical trial of NPI 32101 for which enrollment of patients has begun. Nucryst expects to complete this second large Phase 2 trial in late 2006. The Phase 1 studies have provided Nucryst with preliminary data indicating that its NPI 32101 topical cream does not cause serious adverse side effects. As this clinical study program continues, Nucryst intends to perform additional studies to more fully understand the safety profile of its NPI 32101 topical cream. If its second Phase 2 trial and additional safety studies are successful, Nucryst plans to commence in 2007 Phase 3 clinical trials involving hundreds of patients in numerous clinical centres. If favourable and timely results are achieved in these Phase 3 trials, Nucryst anticipates submitting a New Drug Application, or NDA, to the FDA in the 2009 timeframe.
In September 2004, Nucryst announced the results of its Phase 2 clinical study of NPI 32101 in a cream formulation in adult patients with mild to moderate atopic dermatitis. The purpose of the study was to evaluate the safety and effectiveness of topical NPI 32101 in improving the symptoms of atopic dermatitis. This double-blind, randomized, placebo-controlled study in 224 adult patients was conducted at 23 clinical sites across the United States. Patients were treated twice daily for a six-week period with one of two concentrations (0.5% and 1.0%) of its NPI 32101 topical cream or with a placebo consisting of the cream without NPI 32101. The patients in this study tolerated the NPI 32101 cream well, with no serious adverse events. The adverse events reported were not unusual for a topical drug and did not occur with a greater statistical frequency in the patients treated with NPI 32101 than was observed in the placebo group. For example, application site reactions occurred in 11.4%, 10.3% and 15.7% in the groups treated with placebo, 0.5% cream and 1.0% cream, respectively. Each investigator participating in the study was asked to observe the overall percentage improvement of each patient treated by that investigator at specified times during the course of the six weeks of treatment. These observations of overall assessment of disease improvement were then analyzed using three commonly-used statistical methods.
The first method of statistical analysis, the intent to treat with last observation carried forward method, included the last observation made of each and every enrolled patient who had at least one post-treatment efficacy assessment. With this first method, even if a patient dropped out of the study before completing the six weeks of treatment, the last observation made of that patient was “carried forward” into the statistical analysis. Using this first method, Nucryst did not observe any statistically significant difference among its two dosage strengths of NPI 32101 cream and the placebo. The p-value, which is the measure of the probability of the difference in treatment results occurring due to chance, was 0.522, which generally means a 52.2% probability that the difference was due to chance. This method of analysis is the method that the FDA would use, based on its current guidance, for determining the efficacy of its product candidate.
The second method of statistical analysis, the intent to treat protocol without last observation carried forward method, included each patient who completed the six weeks of treatment, whether or not the protocol for the study was precisely followed for that patient. Under this second method, patients treated with 1.0% NPI 32101 were observed to exhibit a statistically significant greater improvement than patients treated with the placebo, while the improvement observed in patients treated with 0.5% NPI 32101 was not a statistically significant improvement compared to the patients treated with placebo. The p-value for 1.0% NPI 32101 concentration compared to placebo in the second method was 0.025, which generally means a 2.5% probability that the difference was due to chance.
The third method of statistical analysis, the per protocol method, analyzed the improvement in only patients who completed the Phase 2 study without any deviation from the protocol which might have confounded the results. Using this third method, the patients in the 1.0% dosage strength group also exhibited a statistically significant greater improvement in its disease symptoms than the patients who were in the placebo group, while the improvement observed in patients treated with 0.5% NPI 32101 was not a statistically significant improvement compared to the patients treated with placebo. The p-value for 1.0% NPI 32101 concentration compared to placebo in the third method was 0.024, which generally means a 2.4% probability that the difference was due to chance.
Nucryst’s first safety and efficacy Phase 2 clinical study provided it with important observations about the relationship between dosage strength of its NPI 32101 topical cream and patient response as well as the relationship between the length of treatment with its NPI 32101 topical cream and patient response. Nucryst has used these observations to guide the design of its second safety and efficacy Phase 2 clinical study. This second safety and efficacy Phase 2 clinical study is currently planned to test placebo, 1.0% and 2.0% dosage strengths in 345 children and adolescents with atopic dermatitis over a 12-week treatment period. Enrollment has begun in this second safety and efficacy Phase 2 clinical study and Nucryst expects that this study will be conducted at multiple sites in the United States and Canada. In this second safety and efficacy Phase 2 clinical study, instead of asking investigators to make an overall assessment of disease improvement, Nucryst has asked investigators to make a global assessment of the patient’s signs and symptoms at each study visit, and to evaluate whether “total clearance” or “almost total clearance” of symptoms has been achieved.

With respect to Nucryst’s Phase 1 safety studies of its NPI 32101 topical cream, in a recently completed pharmacokinetic study, it determined serum concentrations and urinary excretion of silver in 18 adult patients with atopic dermatitis and 18 matching healthy adult controls following four times daily application of 1% and 2% NPI 32101 cream for two weeks. Silver could not be detected in the serum of a majority of the subjects, and when silver was detected in the minority of the subjects, the levels were low and there was no correlation with the concentration of cream, area covered with cream or the presence or absence of disease. Similarly, urinary silver excretion was not related to these factors or to the detection of silver in the serum. Based on these observations, Nucryst believes that systemic exposure to silver in patients with atopic dermatitis treated with topical NPI 32101 is likely to be low.
Nucryst also tested 30 children and adolescents with atopic dermatitis for tolerance to its NPI 32101 topical cream in 1% and 2% dosage strengths applied twice daily for two weeks compared to the cream containing no silver. Nucryst did not observe any serious adverse events in any of these patients. Two patients in the placebo group and none in the NPI 32101-treated groups withdrew for adverse events. Treatment-related events were generally mild, transitory and were not related to the dose of silver applied, although they were higher in the NPI 32101 group than in the placebo group, with 20%, 70% and 60% of patients experiencing at least one adverse event for administration site conditions for placebo, 1% and 2% groups, respectively.
In addition to the clinical studies described above, Nucryst is continuing to conduct pre-clinical and non-clinical studies of its NPI 32101 topical cream in order to generate the carcinogenicity, toxicology and other data that it will have to submit to the FDA as part of any NDA it may file.
Government Regulation
Government authorities extensively regulate the testing, manufacturing, labeling, storage, record-keeping, advertising, promotion, export, marketing and distribution, of medical devices and pharmaceutical products. In the United States, the FDA has different, extensive and rigorous review and approval processes for medical devices and pharmaceutical products. Other countries have similar regulatory systems.
Acticoat™ products with Nucryst’s SILCRYST™ coatings require pre-market clearance by the FDA through the 510(k) pre-market notification process. When a 510(k) is required, the manufacturer must submit to the FDA a pre-market notification demonstrating that the device is “substantially equivalent” to either a device that was legally marketed prior to May 28, 1976 or to another commercially available, similar device which was subsequently cleared through the 510(k) process. Medical devices are subject to the FDA’s general controls, which include compliance with the applicable portions of the FDA’s Quality System Regulation, facility registration and product listing, reporting of adverse medical events, and appropriate, truthful and non-misleading labeling, advertising, and promotional materials and may also be subject to other special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device.
To obtain approval of a new drug product from the FDA, Nucryst must, among other requirements, submit data supporting safety and efficacy as well as detailed information on the manufacture and composition of the product candidate and proposed labeling. The process required by the FDA before a new drug may be marketed in the United States generally involves the following: completion of preclinical laboratory testing in compliance with FDA regulations; submission of an investigational new drug application which must become effective before human clinical trials may begin; performance of adequate and well-controlled human clinical trials to establish the safety and efficacy of the proposed drug for its intended use; and submission of an NDA. The applicant typically conducts human clinical trials in three sequential phases, but the phases may overlap. In Phase 1 clinical trials, the product is tested in a small number of patients or healthy volunteers, primarily for safety at one or more doses. In Phase 2 clinical trials, in addition to safety risk, efficacy is assessed in a patient population. Phase 3 clinical trials typically involve additional testing of safety and clinical efficacy in an expanded population at geographically-dispersed test sites.
Clinical trials must be conducted in accordance with the FDA’s good clinical practices requirements. The applicant must submit to the FDA the results of the preclinical and clinical trials together with, among other things, detailed information on the manufacture and composition of the product and proposed labeling, in the form of an NDA. If the FDA’s evaluations of the safety and efficacy data in the NDA and the manufacturing procedures and facilities are favorable, the FDA may issue either an approval letter or an approvable letter, which contains the conditions that must be met in order to secure a final approval letter, authorizing commercial marketing of the drug for certain indications. If and when Nucryst manufactures pharmaceutical products, it will be required to comply with applicable FDA manufacturing requirements contained in the FDA’s current good manufacturing practices.
Competition
Smith & Nephew markets and sells its Acticoat™ products into a large and competitive environment. There are numerous silver-containing advanced wound care dressings and silver-coated medical devices available from a variety of health care companies. Some of these products have been recently introduced and directly compete with Acticoat™. Major competitors in the advanced wound dressing market in which Smith & Nephew’s Acticoat™ products are sold include Convatec, a Bristol Myers Squibb company, Johnson & Johnson Wound Management, a division of Ethicon, Inc., Argentum Medical, LLC, Coloplast Corp., AcryMed, Inc., 3M Company, Mölnlycke Health Care Group AB and Paul Hartmann AG. To the extent that Nucryst develops pharmaceutical products to treat dermatological and gastrointestinal conditions, Nucryst will face competition from pharmaceutical companies developing alternative drugs to treat these diseases. A number of parties are beginning to compete in the medical device coating area, including AcryMed, Covalon, C.R. Bard and St. Jude. In addition, Nucryst faces and will continue to face competition from other major multi-national pharmaceutical companies and medical device companies, specialty pharmaceutical companies, universities and other research institutions.
Smith & Nephew Agreements
Until 2001, Nucryst manufactured, marketed and sold directly to end users Acticoat™ wound care products. In 2001, Nucryst entered into a number of agreements with Smith & Nephew providing greatly expanded sales and marketing resources to support the Acticoat™ product line. Nucryst also sold various assets to Smith & Nephew, including certain manufacturing equipment (which were then leased back), the Acticoat™ trade name and trademark and various regulatory approvals. Pursuant to these agreements, Smith & Nephew markets and sells products with SILCRYST™ coatings under its Acticoat™ trademark.
Under a license and development agreement, Smith & Nephew has the exclusive right to market, distribute and sell products with Nucryst’s SILCRYST™ coatings for use on non-minor skin wounds and burns on humans, including improvements to those products. The exclusive right does not apply to consumer first-aid products with SILCRYST™ coatings designed for self-medication or use without advice from a health care professional and does not apply to other types of products that Nucryst may develop using its technology, such as the pharmaceutical products being developed or SILCRYST™-coated implants. Smith & Nephew has agreed to pursue the development and commercialization of products with SILCRYST™ coatings in the market for silver-based products for non-minor skin wounds and burns on humans. The license and development agreement expires in May 2026, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or ceases to carry on business or files for bankruptcy or takes other similar actions.
Smith & Nephew is responsible for all regulatory filings required for the marketing or sale of Acticoat™ products under the license and development agreement. Smith & Nephew pays Nucryst royalties based on its sales of Acticoat™ products. Nucryst also receives payments upon the achievement of milestones relating to Smith & Nephew’s sales of Acticoat™ products and regulatory matters specified in the license and development agreement. All payments under the license and development agreement are made in US dollars. In calculating sales levels for milestone payment thresholds and other purposes under the license and development agreement, sales by Smith & Nephew in currencies other than the US dollar are converted to the US dollar based on prevailing exchange rates. In May 2004, in accordance with the agreements, the contractual royalty rate increased and from that date has remained and, under the terms of the agreements, is to remain constant for the life of the agreements, subject only to: (i) the possibility of a negotiated or arbitrator-awarded reduction in royalty rates on sales in countries where patent protection has been lost and a competing product is being sold that would have infringed Nucryst’s patent rights had it been in effect; (ii) the possibility of a negotiated reduction in royalty rates on sales of a particular Acticoat™ product where Smith & Nephew does not realize industry standard margins on sales of such products; or (iii) a reduced royalty rate in respect of sales of Acticoat™ products in certain countries, including the United States, upon the expiration of patent rights to SILCRYST™ coatings in such countries. Nucryst is entitled to increased royalty rates on sales of particular Acticoat™ products where Smith & Nephew realizes gross profit margins on sales of such products over a specified threshold.
Under a supply agreement, Smith & Nephew has appointed Nucryst as its exclusive supplier of Acticoat™ products and Nucryst has agreed not to sell these products to anyone else during the term of the agreement. The supply agreement expires upon the expiration or termination of the license and development agreement, although it may be terminated earlier by either party if the other party fails to cure a material breach of the agreement, suspends its operations or files for bankruptcy or takes other similar actions. Nucryst is obligated to supply the quantity of Acticoat™ product specified in a rolling demand forecast provided by Smith & Nephew on a monthly basis. The price paid for the products by Smith & Nephew is equal to Nucryst’s fully allocated cost of goods sold including equipment depreciation plus a royalty based on sales of these products by Smith & Nephew. All payments under the supply agreement are made in US dollars. In calculating sales levels for royalty payments under the supply agreement, sales by Smith & Nephew in currencies other than the US dollar are converted into the US dollar based on prevailing exchange rates.
Under the supply agreement, Nucryst leases certain manufacturing equipment from Smith & Nephew which represented approximately 40% of its total manufacturing capacity at December 31, 2005. If Nucryst suffers a material difficulty in supplying Acticoat™ products and that difficulty is not cured on a timely basis, this lease would terminate and Smith & Nephew would have the right to take possession of the equipment it leases to Nucryst and buy Nucryst’s other manufacturing equipment used in the production of Acticoat™ products. In such a case, Smith & Nephew would also receive the right to use Nucryst’s technology to manufacture Acticoat™ products on its own. If within one year Nucryst is able to demonstrate to the reasonable satisfaction of Smith & Nephew that it is once again able to manufacture products in accordance with the agreements, the lease of the previously leased manufacturing equipment would resume, subject to Nucryst reimbursing Smith & Nephew for its costs incurred to establish and terminate its manufacturing operations and subject to any then-existing Smith & Nephew third party commitments, and the lease would also cover any manufacturing equipment that Smith & Nephew had purchased from Nucryst, and the right of Smith & Nephew to use Nucryst’s manufacturing technology would cease.
Nucryst has deposited with an escrow agent certain documentation and manuals that describe the technology used to manufacture Acticoat™ products. Upon the occurrence of certain release events, the documentation and manuals would be released by the escrow agent to Smith & Nephew as part of the right to use Nucryst’s technology to manufacture Acticoat™ products. A release event is defined as a material difficulty supplying Acticoat™ products under the supply agreement with Smith & Nephew that is not cured on a timely basis or the occurrence of certain events in connection with insolvency or bankruptcy. Under a security trust agreement, Nucryst has granted to
Smith & Nephew a security interest in its manufacturing technology and patent rights used in the manufacture of Acticoat™ products. This security interest secures Nucryst’s obligations to Smith & Nephew under the manufacturing right that would be granted to Smith & Nephew as described above.
Nucryst and Smith & Nephew have agreed to indemnify each other in respect of claims resulting from any alleged physical injury or property damage as a result of either party’s respective acts or omissions, the failure to perform obligations under the license and development agreement and the supply agreement, non-compliance with applicable law or regulation and any breach of representations under the agreements, for as long as the particular representation survives. In addition, Smith & Nephew has agreed to indemnify Nucryst for claims arising out of its marketing and sale of Acticoat™ products except to the extent attributable to Nucryst. Also, Nucryst has agreed to indemnify Smith & Nephew in respect of claims resulting from any actual or threatened action by any third party alleging SILCRYST™ coatings infringe that third party’s intellectual property rights, subject to Smith & Nephew’s remedy for such an infringement action being limited to withholding damages or royalties it must pay on account of the infringement action from amounts or royalties payable to Nucryst under the two agreements, unless Nucryst has breached any representation to Smith & Nephew in connection with that infringement.
Nucryst Additional Information
Nucryst operates a 75,640 sq. ft. production facility in Fort Saskatchewan, Alberta which it leases from the Company and leases 23,567 sq. ft. of office and laboratory space in Wakefield, Massachusetts for administration, marketing, and pharmaceutical research and development. Depending on product specifications, the Fort Saskatchewan facility is capable of producing up to US $75 million of burn or wound care product per year measured in terms of Smith & Nephew sales to its customers. Nucryst is currently adding an additional production line to this facility which will further increase capacity.
Nucryst employed 151 people in Canada and the U.S. as at December 31, 2005.
Nucryst holds 18 issued patents in the United States, has 22 pending applications in the United States and numerous corresponding patents and patent applications in various other countries. Where appropriate, Nucryst also maintains certain proprietary technology as trade secrets.
ActicoatTM is a trademark of Smith & Nephew and SILCRYSTTM is a trademark of Nucryst.
INVESTMENTS
In January 2005, the Company completed a series of transactions whereby two inactive wholly owned subsidiary companies participated in a Plan of Arrangement with two widely held publicly traded companies. This resulted in the reorganization of the participating companies into a single company and the dilution of the Company’s investment to approximately 6.0%. The Company’s pro rata interest in the book value of the recapitalized companies amounted to approximately $2.2 million. Subsequently, the company created under the Plan of Arrangement was listed on the Toronto Stock Exchange.
The inactive subsidiaries were previously carried at nominal value and the transaction resulted in the Company recording a dilution gain of approximately $2.2 million reported in discontinued operations in the first quarter of 2005. On February 10, 2005, the Company sold this investment for net proceeds of approximately $11.5 million and recorded a gain on sale of investments of approximately $9.3 million in the first quarter of 2005.
In the fourth quarter of 2005, the Company sold one of its portfolio investments with a book value of $0.5 million for net proceeds of $1.6 million.
REVENUE BY SEGMENT

	Year Ended	Year Ended
(in thousands of Canadian dollars)	December 31, 2005	December 31, 2004

Nucryst Pharmaceuticals(1)	$28,560	$31,907

Consolidated operations(2)	$28,722	$32,241

(1)	Nucryst revenues are earned from one customer, Smith & Nephew.

(2)	Consolidated operations include revenue from the discontinued Ambeon division.
FINANCIAL INSTRUMENTS
The Company may use derivative financial instruments in the management of foreign currency exposure. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes. In 2004 and 2005, the Company entered into a series of forward transactions with a major financial institution to purchase 918,901,467 Japanese Yen to hedge the foreign currency exposure on a 1,029,259,143 Japanese Yen loan payable on June 30, 2006. The unrealized losses on these hedges amounted to $2.0 million as at December 31, 2005 and are included in the Company’s accounts payable and accrued liabilities.
SUPPLIES AND RAW MATERIALS
Each of iFire and Nucryst purchases its raw materials from a number of suppliers which are both domestic and international. There are limited suppliers available for key raw materials for the wound care products produced at Nucryst. As a result, Nucryst’s raw material inventory is maintained at levels such that, in the event of the loss of a key supplier, production could continue while a new supplier is located and approved. Silver, a key raw material used in Nucryst’s wound care products, is a precious metal subject to commodity market price fluctuations.

Nucryst’s products are sold on a cost plus mark-up basis and therefore earnings are not significantly impacted by changes in commodity prices.
iFire’s production of prototype flat panel displays requires the use of certain raw materials currently provided from single vendors. Alternate suppliers are available and delays to iFire’s research and development program is not expected to be significant in the event that a new supplier needs to be located. iFire is in the development stage of commercializing its flat panel display technology and is therefore not significantly impacted by fluctuations in the price of materials used in its research and development.
Westaim is provided certain utilities and services from an unrelated company at the Fort Saskatchewan plant site under long term supply and service agreements. These agreements ensure the continued supply of these inputs which are required for Westaim’s operations and which Westaim is not presently equipped to supply itself. Westaim has the right under these agreements to construct new facilities to supply its needs from third parties in the open market.
ENVIRONMENTAL
Westaim’s businesses are subject to extensive federal, provincial and municipal environmental statutes and regulations, including those relating to air emissions, wastewater discharges, contaminated soil and groundwater and the handling and disposal of hazardous substances and wastes. Westaim believes that its operations are in substantial compliance with these statutes and regulations and it has an extensive environmental program in place to comply with environmental regulations and to maintain its facilities in an environmentally safe condition.
The Company anticipates that it will continue to incur capital expenditures and operating costs to comply, on an ongoing basis, with environmental statutes and regulations. It does not believe that the costs of compliance will have a material adverse effect on its operations, its competitiveness or its financial position. However, Westaim’s businesses involve potential environmental risks, including the risk of harmful substances entering the environment, which could cause damage or injury.
Environmental liabilities under applicable statutes and regulations may arise in respect of events which occurred prior to completion of the “Viridian Reorganization”, when the businesses transferred to Westaim belonged to Viridian. The agreements under which the “Viridian Reorganization” was completed provide that Viridian, or its successors, will bear all costs associated with environmental liabilities that existed prior to June 1996 for the Fort Saskatchewan, Alberta site, the Calgary, Alberta site, and the Saskatoon, Saskatchewan site. With respect to Westaim’s operations in Ontario, the previous owner of the land and building in which iFire’s pilot manufacturing is conducted has provided a limited environmental indemnity to Westaim in respect of any pre-existing soil or groundwater contamination.
Westaim’s operations at its iFire subsidiary are conducted under a Certificate of Approval granted by the Ministry of the Environment (Ontario) on February 16, 1999, and subsequent amendments thereto.
EMPLOYEES
As at December 31, 2005, Westaim and its subsidiaries employed a total of 338 salaried employees. As at
February 28, 2006, Westaim and its subsidiaries employed a total of 363 employees. Westaim’s workforce includes a number of highly skilled professional, technical and operational personnel. Many employees have specialized knowledge and skills and are leaders in their field.
RISK FACTORS
The risks faced by the Company are described in “Management’s Discussion and Analysis” on pages 26 to 28 of the Company’s 2005 Annual Report.

FORWARD-LOOKING STATEMENTS
Forward-looking statements involve significant risks, uncertainties and assumptions, and Westaim’s actual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond Westaim’s control.
Certain statements contained in this Annual Information Form, as well as other public statements by Westaim, include forward-looking statements for purposes of applicable securities laws or otherwise. The words “may”, “could”, “should”, “would”, “will”, “suspect”, “outlook”, “belief”, “believes”, “anticipates”, “estimates”, “expects”, “intent”, “intends”, “plans”, “strategy”, “capability”, “projected”, “developing”, “extend”, “possibility”, “designed”, “appear”, “faces”, “potential” and words and expressions of similar import, are intended to identify forward-looking statements. Such forward-looking statements include but are not limited to statements concerning expected Westaim, iFire and Nucryst product introductions, performance, market penetration, technology development, production costs, price advantages and applications; the uses and purposes of the iFire pilot plant and the information expected to be obtained from that plant; Westaim’s strategy regarding the development of its technology investments and the commercialization of those investments; iFire’s plans to target a particular segment of the flat panel television market; expected cost advantages of iFireTM displays and the sustainability of those advantages; the cost advantages and other advantages of iFire’s manufacturing process compared to other technologies; the expected performance characteristics of iFireTM displays; iFire’s growth and commercialization strategies, including with manufacturing partners; iFire’s expectations regarding its relationship with DNP; the potential size of the markets for iFire and Nucryst technology; Nucryst’s beliefs in the ability of products based on its technology to combat infection longer than the products of its major competitors and to offer a broader spectrum of antimicrobial activity then many topically applied antibiotics; projections for the growth of the advanced wound care market; expected uses for Nucryst’s technology and products; Nucryst’s beliefs regarding the antimicrobial properties of silver to which its technology has been applied; Nucryst’s beliefs regarding nanocrystalline silver and bacterial resistance, including potential cost benefits; Nucryst’s beliefs in the role the mechanisms of action of its nanocrystalline silver may play in regard to anti-inflammation; conclusions to be drawn from study results; Nucryst’s beliefs regarding dressings designed for specific wound types; Nucryst’s intention to continually improve its nanocrystalline coatings to reflect the latest developments in silver delivery technology; Nucryst’s beliefs regarding the benefits of its coatings for medical devices and implants; Nucryst’s beliefs and observations regarding the benefits of its topical NPI 32101 and the potential reception from physicians and patients for a cream containing NPI 32101; Nucryst’s beliefs regarding systemic exposure to silver of patients treated with NPI 32101; expected competition to Nucryst’s products; the application of Nucryst’s technology to noble metals other than silver; the timing of clinical studies and the intention to perform more clinical studies; the anticipated timing of the submission by Nucryst of New Drug Applications to the U.S. Food and Drug Administration; Nucryst’s intentions regarding new clinical studies of NPI 32101; and Westaim’s expectations regarding environmental compliance costs, and the effect of such costs on operations, competitiveness or financial position. Forward-looking statements are not guarantees of future performance. They involve significant risks, uncertainties and assumptions and the Company’s act ual results could differ materially from those anticipated by these forward-looking statements for various reasons generally beyond our control, including, but not limited to, (i) hurdles in the completion and patenting of the iFire technology; (ii) complexities associated with developing the flat screen manufacturing process; (iii) market and competing technology developments which might affect the willingness of potential iFire partners to manufacture and market iFire products; (iv) cost estimates based upon assumptions which may prove not to be realistic; (v) delays or problems in receiving regulatory approvals for Nucryst ‘s products; (vi) market or economic conditions which might affect product development, clinical studies and demand for iFire’s or Nucryst’s products, as applicable; (vii) general economic and financing conditions which may affect the ability to raise new capital or affect potential partner ability to contribute financially; (viii) general industry and market conditions and growth rates; (ix) the other risk factors set forth above; (x) other risks and uncertainties that have not been identified at this time; and (xi) management’s response to these factors.
The foregoing list should not be construed as exhaustive. Other than as required by applicable law, the Company disclaims any intention or obligation publicly to review, revise or update any forward-looking statement, whether as a result of new information, future developments or otherwise. All forward-looking statements are expressly qualified by this cautionary statement.
MANAGEMENT’S DISCUSSION AND ANALYSIS
The information set out under the heading “Management’s Discussion and Analysis”, on pages 17 to 31 of the Company’s 2005 Annual Report, is incorporated herein by reference.
CAPITAL STRUCTURE
The Company’s authorized share capital consists of an unlimited number of common shares, Class A preferred shares and Class B preferred shares. The holders of common shares are entitled to one vote in respect of each share held and both classes of preferred shares are non-voting. Class A preferred shares are entitled to a preference over Class B preferred shares and common shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of the Corporation, while the Class B preferred shares rank behind the Class A preferred but ahead of the common shares in that respect. As at December 31, 2005, there were 92,900,649 common shares outstanding (2004 – 92,828,054). There were no preferred shares outstanding at December 31, 2005 or December 31, 2004.
The Company maintains an employee and director stock option plan under which the Company may grant options to purchase up to 10,750,000 common shares of the Company at an exercise price equal to the market price of the Company’s common shares at the date of grant. As at December 31, 2005, there were 5,049,600 options outstanding (2004 – 4,659,600).
DIVIDENDS
The Company’s current policy is to retain its cash reserves to finance capital projects and business growth. No dividends have been paid in the Company’s history.
MARKET FOR SECURITIES
The common shares of Westaim are listed on The Toronto Stock Exchange (“TSX”) under the symbol “WED” and on NASDAQ under the symbol “WEDX”.

TSX Activity Summary – 2005
			Volume
Month	$High	$Low	(thousands of shares)

January	3.11	2.85	1,480
February	3.77	2.92	7,712
March	3.64	2.99	2,429
April	3.25	2.88	1,999
May	3.49	2.93	3,516
June	3.94	3.20	7,312
July	4.85	3.63	5,585
August	4.89	3.93	3,730
September	4.19	3.70	2,418
October	4.14	3.70	4,632
November	4.50	3.72	3,413
December	4.80	3.86	3,054
Year	4.89	2.85	47,280

ESCROWED SECURITIES
To the knowledge of the Company, none of its securities are held in escrow.
TRANSFER AGENT AND REGISTRAR
Computershare Trust Company of Canada is the Company’s transfer agent and registrar, and the register of transfers of the common shares of the Company is kept in its offices in Calgary, Alberta.
EXPERTS
The Company’s auditors are Deloitte & Touche LLP who have prepared the Auditors’ Report to Shareholders on page 33 of the Annual Report of the Company. Deloitte & Touche LLP is the independent auditor of the Company.
DIRECTORS AND OFFICERS
The following table sets forth the names, residency and principal occupation of the directors of the Company, and the period of service as a director of the Company.

Name and Residency	Principal Occupation at Present[5]	Period of Service as Director

Neil Carragher[2,4]	Chairman of The Corporate Partnership Ltd.
Ontario, Canada	(a management consulting group)	May 1996 to date

Ian W. Delaney[4] Ontario, Canada	Chairman of Sherritt International Corporation (a nickel/cobalt mining and refining, oil and gas exploration and production, electricity generation and coal mining company)	May 1996 to date

Roger G. H. Downer[2],[4] County Clare, Ireland	President and Vice-Chancellor of the University of Limerick, Ireland	October 2004 to date

Barry M. Heck Alberta, Canada	President and Chief Executive Officer of the Company	January 2003 to date

Frank W. King[1,4] Alberta, Canada	President of Metropolitan Investment Corporation (a capital investment and management services company)	May 1996 to date

Edward M. Lakusta[3,4] Alberta, Canada	Private Business and Energy Consultant	May 1996 to date

Daniel P. Owen[1,3,4] Ontario, Canada	Chairman of Molin Holdings Limited (an investment management company)	May 1996 to date

Guy J. Turcotte[2,3,4] Alberta, Canada	Chairman of Western Oil Sands Inc. (an oil sands production company) and Fort Chicago Energy Partners L.P.	April 1998 to date

Bruce V. Walter[1,4] Ontario, Canada	President and Chief Executive Officer of Dynatec Corporation (a mining, drilling and metallurgical technologies company)	May 1997 to date

(1)	Messrs. King, Owen and Walter are members of the Audit Committee.

(2)	Messrs. Carragher, Downer and Turcotte are members of the Human Resources and Compensation Committee.

(3)	Messrs. Lakusta, Owen and Turcotte are members of the Environmental, Health and Safety Committee.

(4)	Messrs. Carragher, Delaney, Downer, King, Lakusta, Owen, Turcotte and Walter are members of the Corporate Governance Committee.

(5)	Each of the Directors has been engaged for more than five years in his present principal occupation except the following:

Barry M. Heck – Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.

Guy J. Turcotte – Prior to becoming Chairman of Western Oil Sands Inc., Mr. Turcotte was Chief Executive Officer of Western Oil Sands Inc. from July 1999 to January 2002 and President from January 2002 to April 2005. He has held the position of Chairman of Fort Chicago Energy Partners L.P. since December 1997 and was Chief Executive Officer of that company from December 1997 to December 2002.

Bruce V. Walter – Prior to becoming President and Chief Executive Officer of Dynatec Corporation in January 2005, Mr. Walter was Vice-Chairman of Dynatec Corporation from March 2002 to December 2004. He was Chief Executive Officer of Four Mile Investments Inc. from August 1993 and Managing Director, BMO Nesbitt Burns Inc. from February 1999 to November 2001.
Each of the Directors will hold office until the next meeting of shareholders or until a successor is duly elected or appointed. The Westaim Corporation does not have a standing executive committee.
The following table sets forth the names, residency and office of the executive officers of the Company.

Names and Residency	Office with Company

Ian W. Delaney, Ontario, Canada	Chairman of the Board (non-employee)

Barry M. Heck, Alberta, Canada	President and Chief Executive Officer

G.A. (Drew) Fitch, Alberta, Canada	Senior Vice President and Chief Financial Officer

Anthony B. Johnston, Alberta, Canada	Senior Vice President

Brian D. Heck, Alberta, Canada	Vice President, General Counsel and Corporate Secretary
Each of the officers has been in their current positions and these have been their principal occupations for the past five years, except the following:
Barry M. Heck — Prior to becoming President and Chief Executive Officer of the Company on January 15, 2003, Mr. Barry Heck was Senior Vice President of the Company from January 1997.
Brian D. Heck — Before becoming Vice President, General Counsel and Corporate Secretary on March 1, 2004, Mr. Brian Heck was General Counsel and Corporate Secretary of the Company from February 2003.
Mr. Brian Heck was in the private practice of law from November 2000 to March 2004 and has been Counsel to the law firm of Henning Byrne Whitmore & McKall since June 2001.
The number and percentage of the Company’s common shares beneficially owned, directly or indirectly, or over which control or direction is exercised by all directors and executive officers of the Company, as a group, as at March 8, 2006 was 7,531,429 common shares or 8.11%.
Additional Disclosure for Directors and Executive Officers
To the knowledge of the Company, no director or executive officer of the Company is or has been, in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under

Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets except for the following:
Mr. Owen is a former non-executive director of Acuma International Inc. (“Acuma”). On February 29, 1996, Acuma made a voluntary assignment into bankruptcy. On June 18, 1996, while Acuma was in bankruptcy, the Ontario Securities Commission issued a cease trading order against Acuma for its failure to file annual and interim financial statements within the prescribed time period. The trustee in bankruptcy of Acuma was discharged on November 5, 2003, upon the winding up of the estate of Acuma.
No director or executive officer of the Company or any person that is the direct or indirect beneficial owner of, or who exercises control or direction over, more than 10% of the Company’s common shares, or any associate or affiliate of any of the foregoing persons, has had any material interest, direct or indirect, in any transaction within the three most recently completed financial years of the Company or during the current financial year of the Company which has materially affected, or will materially affect, the Company.
To the knowledge of the Company, no director or officer of the Company has an existing or potential conflict of interest with the Company or any of its subsidiaries.
AUDIT COMMITTEE
The Audit Committee of the Board of Directors consists of three independent members: Frank King, Chairman; Daniel Owen and Bruce Walter. Bruce Walter has been designated as the “audit committee financial expert” for the Audit Committee and has been determined by the Board to meet the “audit committee financial expert” criteria prescribed by the U.S. Securities and Exchange Commission and the TSX.
The responsibilities and duties of the Audit Committee are set out in the Committee’s charter text which is set forth in Appendix A to this Annual Information Form.
The Board of Directors believes that the composition of the Audit Committee reflects a high level of financial literacy and expertise. Each member of the Audit Committee has been determined by the Board to be “independent” and “financially literate” as such terms are defined under Canadian and United States securities laws. The Board has made these determinations based on the education and breadth and depth of experience of each member of the Committee. The following is a description of the education and experience of each member of the Committee that is relevant to the performance of his responsibilities as a member of the Audit Committee:
     Frank King — Mr. King holds a B.Sc. in Chemical Engineering from The University of Alberta. Mr. King is currently President of a private capital investment and management services company. Mr. King was formerly President and CEO of Turbo Resources Inc. and Chairman and CEO of the XV Olympic Winter Games in Calgary in 1988 and is currently serving on a number of Canadian public company boards of directors. In these capacities, Mr. King has had extensive experience overseeing management responsible for the preparation of financial statements.
     Daniel Owen — Mr. Owen holds a B.Sc. (Econ.) from the London School of Economics and Political Science. Mr. Owen is a private investor and entrepreneur, currently Chairman and CEO of a private investment management company and formerly a Senior Vice President of Polysar Energy & Chemical Corporation (previously named Canada Development Corporation). Mr. Owen serves on the Board of Directors of a number of Canadian public companies, has served on the Audit Committees of these Canadian public companies and currently serves on the Audit Committee of one other public company. In these capacities, Mr. Owen has had extensive experience analyzing and evaluating financial results and financial statements.

     Bruce Walter – Mr. Walter holds a B.A. degree from the University of Toronto, LL.B. and M.B.A. degrees from York University and a Ph.D. from the University of Cape Town. He is currently President and Chief Executive Officer of Dynatec Corporation, a publicly-traded Canadian company. Mr. Walter’s experience includes serving as President and Chief Executive Officer of Plaintree Systems Inc., a Canadian company publicly-traded in both Canada and the United States; President of Sherritt Inc., a publicly-traded Canadian company; and a Managing Director of BMO Nesbitt Burns, an investment bank. In these capacities, Mr. Walter has had extensive experience overseeing management responsible for the preparation of financial statements.
CODES OF CONDUCT
The Company has adopted a Code of Conduct and Ethics for Directors, Officers and Employees, as well as a Finance Code of Conduct for Chief Executive and Senior Financial Officers. These Codes and any amendments thereto can be found on the Company’s website at www.westaim.com. During the most recently completed fiscal year, no amendments were made to these Codes, and the Company has granted no waivers of any of the provisions of these Codes.
AUDIT FEES
The following table summarizes fees paid to the Company’s independent auditors, Deloitte & Touche LLP, for the years ended December 31, 2005 and December 31, 2004:

(in thousands of Canadian dollars)	2005	2004

Audit fees
– Audit of the Company’s annual consolidated financial statements(1)	$500.8	$257.6
– Nucryst Pharmaceuticals Corp. initial public offering	224.7	—
– Review of short-form prospectus dated July 23, 2004	—	75.1
– Consultation on financial accounting and reporting standards	29.2	51.6
Tax fees
– Tax compliance and consulting	144.0	91.0
All other fees	8.5	18.3

	$907.2	$493.6

(1)	Includes reviews of quarterly consolidated financial statements and review/audit of the Company’s subsidiaries’ or divisions’ financial statements, and services related to regulatory filings.
PRE-APPROVAL OF AUDIT AND NON-AUDIT SERVICES BY INDEPENDENT AUDITORS
The Audit Committee pre-approves all audit services provided to the Company by its independent auditors. The Audit Committee’s policy or practice regarding the pre-approval of non-audit services is that all such services shall be pre-approved by the Audit Committee as a whole or by the Chairman of the Audit Committee, who must report all such pre-approvals to the Audit Committee at its next meeting following the granting thereof. Prior to the granting of any pre-approval, the Audit Committee or its Chairman, as the case may be, must be satisfied that the performance of the services in question will not compromise the independence of the independent auditors.
ADDITIONAL INFORMATION
Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in the Company’s information circular with respect to its most recent annual meeting of shareholders. Additional financial information is contained in the Company’s comparative financial statements and associated management’s discussion and analysis for its most recently completed fiscal year.

Additional information with respect to the Company may be found on SEDAR at www.sedar.com and the Company’s website at www.westaim.com. All dollar amounts expressed in this annual information form of the Company are in Canadian dollars unless otherwise indicated.

APPENDIX A
THE WESTAIM CORPORATION
AUDIT COMMITTEE CHARTER
(Revised December 2005)
A.	Overview and Mandate

The Audit Committee (the “Committee”) is responsible to the Board of Directors (the “Board”) of The Westaim Corporation (the “Corporation”). The Committee shall review the annual consolidated financial statements of the Corporation and shall report thereon to the Board before such annual consolidated financial statements are approved by the Board, and shall oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Corporation. The Committee also shall perform the duties as described under “Duties and Responsibilities” below.

The Committee, in its capacity as a committee of the Board, shall be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged (including for the resolution of disagreements between management and the auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation (the “auditor”), and each auditor must report directly to the Committee.

It is recognized that the Committee will be acting only within the terms of reference set out herein and it is not intended that the Committee shall usurp any of the powers or responsibilities of the Board as set out in the Business Corporations Act and/or the By-laws of the Corporation.

The Committee may engage independent counsel or other advisors as it determines necessary to carry out its duties.

The Corporation shall provide for appropriate funding, as determined by the Committee in its capacity as a committee of the Board, for payment of:
a.	compensation to any auditor;

b.	compensation to any independent counsel or adviser employed by the Committee pursuant to this charter; and

c.	ordinary administrative expenses of the Committee that are necessary or appropriate in respect of the performance by the Committee of its duties.
B.	Membership and Attendance at Meetings

1.	The members of the Committee shall consist of not fewer than three (3) independent Directors, all of whom shall meet the qualifications required by any applicable regulatory authority, including The Nasdaq Stock Market, Inc. (“NASDAQ”) and The Toronto Stock Exchange (the “TSX”). The Chairman of the Committee shall be appointed by the Board.

2.	Members shall serve one-year terms and may serve consecutive terms.

3.	The auditor of the Corporation is entitled to receive notice of every meeting of the Committee and be heard thereat.

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C.	Duties and Responsibilities

The Committee shall fulfill the following duties arising from its mandate set out above:

1.	Review and assess the adequacy of this charter on an annual basis, or more often if deemed appropriate.

2.	Review the annual consolidated financial statements of the Corporation and the notes thereto following the examination thereof by the auditor and prior to their approval by the directors and report to the directors thereon.

3.	Review and approve the quarterly financial statements, notes thereto and quarterly management discussion and analysis (MD&A) and related press releases of the Corporation prior to their release.

4.	Review the annual MD&A, and other public disclosure documents and related press releases, including a prospectus prior to their approval by the directors.

5.	Review, and approve, the planned scope of the examination of the annual and quarterly consolidated financial statements and all related audit activities by the auditor of the Corporation, including expected related audit fees.

6.	Review the accounting principles and practices to be applied and followed by the Corporation during the fiscal year and any significant changes from those applied and followed during the previous year.

7.	Review the adequacy of the systems of internal accounting and audit policies, practices and controls established by the Corporation, and discuss with the auditor the results of its reviews and reports.

8.	Review all litigation and claims involving or against the Corporation which could materially adversely affect its financial position and which the auditor or any officer of the Corporation may refer to the Committee.

9.	Ensure the auditor’s ultimate accountability to the Board and the Committee as representatives of the shareholders and as such representatives, to evaluate the performance of the auditor and review and report to the directors regarding the nomination and the remuneration and other material terms of the engagement of the auditor, and the performance by the auditor thereunder, and to recommend to the shareholders the reappointment or replacement of the auditor.

10.	Ensure that the auditor submits on a periodic basis to the Committee, a formal written statement delineating all relationships between the auditor and the Corporation, consistent with Canadian and U.S. auditor independence standards, and to review such statement and to actively engage in a dialogue with the auditor with respect to any disclosed or undisclosed relationships or services that may impact on the objectivity and independence of the auditor, and to review the statement and the dialogue with the Board of Directors and recommend to the Board of Directors appropriate action to ensure the independence of the auditor.

11.	Provide a line of communication between the auditor and the Board of Directors, and communicate directly with the auditor and with any internal auditor of the Corporation.

12.	Meet with the auditor at least once per quarter without management present to allow a candid discussion regarding any concerns the auditor may have and to resolve any disagreements between the auditor and management regarding the Corporation’s financial reporting.

13.	Review and pre-approve non-audit services provided by the auditor.

14.	Review and approve hiring policies regarding partners, employees, and former partners and employees of the present and former external auditors of the Corporation.

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15.	Review the annual Internal Audit Plan and review all reports arising from such internal audit activity.

16.	Approve the Corporation’s Disclosure Policy and review and assess the adequacy of the policy on an annual basis, or more often if deemed appropriate.

17.	Review and approve all “related party” transactions, as defined by the rules of the U.S. Securities and Exchange Commission.

18.	Review the status of taxation matters of the Corporation and its major subsidiaries.

19.	Review the short term investment strategies respecting the cash balance of the Corporation.

20.	Review the hedging strategies of the Corporation.

21.	Review the adequacy of all insurance policies maintained by the Corporation.

22.	Establish procedures for:
a.	the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and

b.	the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters..
23.	The Committee shall review regular reports from management and others with respect to the Corporation’s compliance with laws and regulations having a material impact on the financial statements of the Corporation.

24.	The Committee shall review annually the Corporation’s reserves with respect to environmental, health and safety matters.

25.	Conduct or undertake such other duties as may be required from time to time by any applicable regulatory authorities, including NASDAQ and the TSX.

26.	At least annually, undertake a self assessment of the Committee’s performance of its duties.

D.	Meetings

1.	Meetings of the Committee are held as required and at least quarterly.

2.	Committee meetings may be called by the Committee Chairman or by a majority of the Committee members.

3.	A quorum for the transaction of business at any meeting of the Committee is a majority of appointed members.

4.	Meetings may be held by way of telephone conference call.

5.	A written resolution signed by all Committee members entitled to vote on that resolution at a meeting of the Committee is as valid as one passed at a Committee meeting.

6.	The Corporate Secretary will ensure that minutes of the proceedings of all meetings of the Committee are maintained and available to the Board when requested.

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E.	Reporting

The Committee shall report on its review of the audited consolidated financial statements of the Corporation to the Board of Directors of the Corporation prior to the approval of financial statements by the Board of Directors. In addition, the Chairman of the Committee shall, when deemed necessary or when requested by the Chairman of the Board of Directors, report to the Board of Directors from time to time on the activities of the Committee.

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